EXHIBIT 1

Articles of Association for Aktiebolaget Volvo

§ 1 The name of the Company is Aktiebolaget Volvo. The Company is a Public Company (publ).

§ 2. The activities of the Company are – either independently or through subsidiaries – to concentrate on the following product areas: transportation, food processing, energy and finance (with the exception, however, of activities that are subject to the relevant laws on banking activities and credit market companies), management of real estate, goods and chattels, and other operations associated with these activities.

§ 3. The Board of the Company is to have its registered office in Gothenburg.

§ 4. The share capital of the Company is to consist of not less than one thousand nine hundred million (1,900,000,000:-)Swedish kronor and not more than seven thousand six hundred million (7,600,000,000:-) Swedish kronor.

Shares may be issued in two different series, A and B. If shares of both series are issued, each series may be issued to an extent that corresponds to not more than ninety-nine hundredths of the entire share capital.

In connection with voting at General Meetings, series A shares carry one vote and series B shares one tenth of a vote. In other respects, series A and B shares are to rank equally.

Should the Company decide to issue new series A and series B shares by way of cash issue, the holders of series A and series B shares shall have priority right to subscribe to new shares of the same series in proportion to their existing shareholdings (primary right of priority). Shares not subscribed to by primary right of priority shall be offered to all shareholders (subsidiary right of priority). If an insufficient number of shares is available for subscription by subsidiary right of priority, the available shares shall be distribued among those wishing to subscribe in proportion to their existing shareholdings or, insofar as this cannot be done, by drawing of lots.

Should the Company decide to issue new shares of only series A or series B by way of a cash issue, all shareholders shall have the right of priority to subscribe to new shares in proportion to their existing shareholdings irrespective of whether they hold series A or series B shares.

The above shall not constitute any restriction in the Company’s right to decide on a cash issue without taking the priority rights of shareholders into account.

If the share capital is increased by way of a bonus issue, new shares of each series shall be issued in proportion to the existing number of shares of each series. Existing shareholdings of a given series shall thereby entitle the holder to new shares of the same series. This shall not constitute any restriction in the Company’s right to issue new shares of a new series by way of a bonus issue, following appropriate amendment to the Articles of Association.

§ 5. Each share is to have a value of six (6:-) Swedish kronor.

§ 6. Apart from specially appointed Members and Deputy Members, the Board of the Company is to consist of not less than six and not more than twelve Members with not more than the same number of deputies. Members and Deputy Members are to be elected annually at the Ordinary General Meeting for the period up to the time when the next Ordinary General Meeting is held.

§ 7. Those authorised to sign on behalf of the Company consist of persons on the board or outside the Board when so appointed by the Board.

§ 8. The Company shall as Auditors have not less than two and not more than three Auditors with not less than two and not more than three Deputy Auditors or a firm of authorized public accountants.

The Board of Directors is authorized to appoint one or several special Auditors or a firm of authorized public accountants to audit such statements made by the Board of Directors pursuant to Chapter 4, §6 of the Swedish Companies Act (1975:1385) in connection with issues of new shares or sales of own shares against non-cash consideration.

§ 9. Convocation to a General Meeting and other notices to shareholders are to be issued in the form of announcements in the Official Swedish Gazette and Dagens Nyheter, of, if Dagens Nyheter is not to be published at the time of the announcement, in another national daily newspaper. In addition thereto, announcements shall be made in a daily newspaper in Gothenburg and a daily newspaper in Malmö.

§ 10. The General Meeting is to be held at one of the following places, pursuant to decision by the Board: Gothenburg, Malmö or Stockholm.

Any shareholder wishing to participate in the proceedings of a General Meeting is to inform the Company of this not later than 12.00 noon on the day specified in the convocation to the General Meeting. This day may not be a Sunday, nor may it be any other general holiday, Saturday, Midsummer Eve, Christmas Eve or New Year’s Eve, nor may it be earlier than the fifth weekday before the General Meeting.

A shareholder may be accompanied by one or two assistants when attending a general meeting, but only if the shareholder’s registration pursuant to the previous paragraph includes information to that effect.

Since the Company is registered with the Swedish Securities Register Centre (VPC), the right to participate in a General Meeting is held by those noted as shareholders in the copy of the share register referred to in Chapter 3, paragraph 13, section 2 of the Swedish Companies Act and relating to the circumstances prevailing ten days before the General Meeting.

§ 11. The General Meeting is to be opened by the Chairman of the board of by a person appointed by the Board.

In any voting held at the General Meeting, each person entitled to vote may exercise that right for the full number of shares represented by him or her.

§ 12. The financial year of the Company is to cover the period from January 1 up to and including December 31.

The Ordinary General Meeting is to be held within six months of the termination of the financial year. The following matters are to be included on the Agenda of the Ordinary General Meeting.

  Election of Chairman for the Meeting.
  Checking of the electoral list.
  Approval of the agenda.
  Election of minutes-checkers.
  The question as to whether the Meeting has been duly convened.
  Presentation of the annual financial statements and the Auditors’ Report and of the consolidated financial statements and the Auditors’ Report concerning the Group.
  The question of confirmation of the Income Statement and Balance Sheet, and of the Consolidated Income Statement and Consolidated Balance Sheet.
  The disposition of earnings or losses according to the confirmed Balance Sheet.
  The question concerning the discharge of the Members of the Board and the Managing Director from liability.
  The determination of the number of Board Members and Deputy Board Members to be elected by the Meeting.
  The determination of remuneration to the Board and, where relevant, the Auditors.
  The election of the Board and, where relevant, the Auditors and Deputy Auditors.
  Any other matter which have been duly referred to the

General Meeting.

§ 13. Since the Company is registered with the Swedish Securities Register Centre (VPC), those who on the appointed record day are noted in the share register or included on the list specified in Chapter 3, paragraph 12 of the Swedish Companies Act (1975:1385) shall be considered authorised to receive dividends and, in the case of bonus issues, new shares which are to be distributed among the shareholders, and to exercise the prior right of shareholders to participate in issues.